Exhibit 19.2
PLAINS GP HOLDINGS, L.P.
PLAINS ALL AMERICAN PIPELINE, L.P.
POLICY REGARDING SPECIAL TRADING PROCEDURES
THIS POLICY HAS BEEN ADOPTED BY THE BOARD OF DIRECTORS
OF PAA GP HOLDINGS LLC
This policy applies to all members of the board of directors (the “directors”) of PAA GP Holdings LLC (the “Company”), officers of the Company and of Plains All American GP LLC (“GP LLC”), as well as certain employees of the Company and GP LLC and other individuals to whom this policy is delivered. Certain provisions of this policy apply only to directors of the Company and to officers of the Company and GP LLC (the “Pre-Clearance Group”). The policy should be read carefully, and any questions should be directed to the General Counsel listed below.
Richard McGee
Executive Vice President, General Counsel and Secretary
333 Clay Street, Suite 1600
Houston, TX 77002
(713) 652-3655

The Company has adopted a Policy on Insider Trading (the “Insider Trading Policy”) that applies to each director, officer, consultant and employee of the Company and GP LLC (the “Insiders”). A copy of the Insider Trading Policy has been distributed or made available to all Insiders and is incorporated herein by reference. This Policy Regarding Special Trading Procedures describes additional special trading restrictions that apply to all members of the Pre-Clearance Group and, with respect to the blackout period provisions, certain employees of the Company and GP LLC (the “designated employees”). All directors, officers and designated employees must comply strictly with this policy as well as with the Company’s Insider Trading Policy.
There are times when the Company may be aware of a material, nonpublic development concerning the Company or one of its affiliates, including Plains All American Pipeline, L.P. (“PAA”) and Plains GP Holdings, L.P. (“PAGP”) and their subsidiaries (collectively, the “Plains Entities”). If you trade in or make gifts of securities of PAA or PAGP before the development is either disclosed to the public or resolved, you may expose yourself and the Company to a charge of insider trading that could be costly and difficult to defend. This can occur even though you may not have personal knowledge of the development or its details. In addition, the Company could receive negative publicity if you trade during such development.
1.    Provisions Applicable To Pre-Clearance Group (Directors and Officers)
A.    Pre-Clearance. All members of the Pre-Clearance Group and members of their immediate families and personal households may enter into transactions (including making gifts) involving securities of PAA or PAGP only after pre-clearing their intent to transact with the General Counsel.1 Clearance by the General Counsel will not relieve the director or officer of their obligation to otherwise comply with the Company’s Insider Trading Policy or the securities laws relating to insider trading. Pre-clearance will not be required for transactions (including gifts) made pursuant to an Approved 10b5-1 Plan (defined below). See Section 3 below for additional exceptions.
If you intend to engage in a trade or make a gift involving securities of PAA or PAGP, you must first receive from the General Counsel2 a signed Trading Authorization Request, a form of which is attached as Exhibit A to this policy. The General Counsel may refuse to permit any transaction if he determines that the transaction could give rise to a charge of insider trading.
1 If the General Counsel or members of his immediate family and personal household wish to enter into transactions (including making gifts) involving securities of PAA or PAGP, the General Counsel must pre-clear that intent to trade with the Company’s Chief Executive Officer or Chief Financial Officer.
2 In the absence of the General Counsel, Trading Authorization Requests may be submitted to the Chief Executive Officer or the Chief Financial Officer.

If and after you receive permission to engage in a trade or make a gift involving securities of PAA or PAGP, you must complete your transaction within three business days (unless otherwise indicated on the Trading Authorization Request) or make a new request for clearance.
An “Approved 10b5-1 Plan” is a plan of acquisition or disposition (including dispositions by gift) of PAA or PAGP securities that meets the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and that has been approved in advance by the CEO in consultation with the General Counsel or, in the case of the CEO, by either the Compensation Committee or the Board of Directors. In order to comply with disclosure requirements regarding Approved 10b5-1 Plans, you must advise the General Counsel’s office prior to the adoption, termination or modification of any such Plan.
B.    Post-Trading Reporting. Directors and those officers who are subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934 (Section 16 Reporting Persons) are required to report to the General Counsel any transactions (including gifts) in PAA or PAGP securities undertaken by them, members of their immediate families and personal household or entities controlled by them. The report should be made as soon as practicable after the transaction occurs and, at the latest, by the beginning of the following business day. Each report you make to the General Counsel should include the date of the transaction or gift, the quantity and type of security involved and, in the case of purchases or sales, the price and contact information for the broker-dealer through which the purchase or sale was effected.
2.    Blackout Periods
No person subject to this policy may trade in, or make gifts of, PAA or PAGP securities, other than pursuant to an exception described in Section 3 below, during the following regular quarterly blackout periods: for each fiscal quarter, from the close of trading on the last day of such fiscal quarter through the first full business day after PAA issues an earnings release pertaining to such quarter. For example, if PAA issues an earnings release before the market opens on a Friday morning, the blackout period would end at the close of business on Friday and trading could resume the following Monday morning (subject to compliance with applicable pre-clearance requirements and the Insider Trading Policy).
The Company may extend the regular quarterly blackout period or impose additional blackout periods at any time if at the time the Company believes trading by Insiders would be inappropriate because of developments at the Plains Entities that are or could become material.
Persons subject to this policy will be advised by the General Counsel’s office of the imposition and timing of blackout periods. If you are advised that the Company is in a blackout period with respect to trading of PAA or PAGP securities, you may not buy, sell or make gifts of PAA or PAGP securities under any circumstances (other than pursuant to an Approved 10b5-1 Plan) until you are advised that the blackout has been lifted and, if applicable, your transaction is specifically approved. In addition, you may not inform anyone else within or outside the Plains Entities that an additional blackout period has been imposed (other than the General Counsel or that officer’s representative, or except as authorized by the General Counsel).
3.    Exceptions
The pre-clearance requirements and blackout period restrictions described above do not apply to (i) transactions (including making gifts) pursuant to an Approved 10b5-1 Plan, (ii) the acquisition of securities under equity incentive plans such as the PAA or PAGP Long-Term Incentive Plans, (iii) the withholding of securities by PAA or PAGP for the payment of taxes in connection with the vesting of awards under the Long-Term Incentive Plans, or (iv) the exchange or redemption of Class A Units of Plains AAP, L.P. Nevertheless, sales (other than dispositions described in (iii) above) or gifts of any securities acquired upon vesting of an award under a Long-Term Incentive Plan or as a result of the exchange or redemption of Class A Units of Plains AAP, L.P. are subject to the applicable pre-clearance requirements and blackout period restrictions, as well as to compliance with other provisions of this policy and the Insider Trading Policy. Members of the Pre-Clearance Group must notify the General Counsel in advance of any transaction subject to the foregoing exceptions.
4.    Communicating Potential Material Information

If you become aware of any non-public information about the Plains Entities or any of their affiliates that is or may become material, you should promptly communicate that information to the Chief Executive Officer, President, Chief Commercial Officer, Chief Operating Officer, or Chief Financial Officer of the Company, as well as to the General Counsel. This communication is very important to allow the Company to determine whether, how and when the information should be reported to the public. It is also critical to permit the General Counsel to determine whether to permit transactions (including gifts) in securities of PAA or PAGP. Except for such communication, you should keep the information confidential and share it only with the Company’s employees, accountants and legal counsel who have a need to know as directed by the General Counsel. If you have any doubt about whether information may be material, you should err in favor of prompt communication to the Chief Executive Officer, President, Chief Commercial Officer, Chief Operating Officer or Chief Financial Officer of the Company, as well as to the General Counsel.
5.    Reporting Violations
If you know or have reason to believe that any compliance procedures contained in this Policy have been or are about to be violated in any way, you should promptly bring the actual or potential violation to the attention of the General Counsel.
6.    Relation to Insider Trading Policy
This Policy Regarding Special Trading Procedures does not, except as expressly set forth in this paragraph, alter the obligation of any person to comply with the provisions of the Company’s Insider Trading Policy. The prohibition on trading or gifting securities of PAA or PAGP while in possession of material, non-public information, as set forth in the Insider Trading Policy, does not apply to transactions consummated pursuant to an Approved 10b5-1 Plan.
7.    Other Transactions
    In addition to the prohibition against short selling contained in the Company’s Insider Trading Policy, the following transactions are prohibited or discouraged as described below:
A.Publicly Traded Options. Transactions in puts, calls, options or other derivative securities, on an exchange or in any other organized market, are prohibited for members of the Pre-Clearance Group and are strongly discouraged for all other employees.
B.Pledges and Margin Accounts. Securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Similarly, securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. A foreclosure or margin sale could occur at a time when the pledgor or account holder is aware of material nonpublic information or during a blackout period. Therefore, pledging PAA and PAGP securities as collateral for a loan or holding such securities as marginable securities in a margin account is prohibited for members of the Pre-Clearance Group and is strongly discouraged for all other employees.
C.Hedging Transactions. Certain forms of hedging or monetization transactions, such as prepaid variable forwards, equity swaps, collars and exchange funds, may permit a director, officer or other employee to continue to own PAA or PAGP securities but without the full risks and rewards of ownership. When that occurs, the director, officer or other employee may no longer have the same objectives as other investors. Therefore, such hedging transactions are prohibited for members of the Pre-Clearance Group and strongly discouraged for all other employees.
D.Standing and Limit Orders. Standing and limit orders (except pursuant to an Approved 10b5-1 Plan) create heightened risks for insider trading violations because purchases and sales could occur at a time when a director, officer or other employee is aware of material nonpublic information or during a blackout period. Therefore, placing standing or limit orders on PAA or PAGP securities is strongly discouraged. If a director, officer or other employee subject to this policy desires to use a standing or limit order, the order should be of short duration, should not exceed the time allowed to complete a transaction approved under the pre-clearance procedures and should be withdrawn during any blackout period.

This document states a policy of PAA GP Holdings LLC and is not intended to be regarded as the rendering of legal advice.
February 2025